SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549

                             FORM 15

    Certification and Notice of Termination of Registration under
        Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
     Sections 13 and 15(d) of the Securities Exchange Act of 1934

                                  Commission File Number 33-76642

                 RAY ELLISON MORTGAGE ACCEPTANCE CORP.
          (Exact name of registrant as specified in its charter)

                       4800 Fredericksburg Road
                       San Antonio, Texas 78229
                           (210) 308-1403
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      GNMA Collateralized Bonds
          (Title each class of securities covered by this Form)

                               None
     (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)     (  )     Rule 12h-3(b)(1)(ii)    (  )
    Rule 12g-4(a)(1)(ii)    (  )
    Rule 12g-4(a)(2)(i)     (  )     Rule 12h-3(b)(2)(i)     (  )
    Rule 12g-4(a)(2)(ii)    (  )     Rule 12h-3(b)(2)(ii)    (  )
    Rule 12h-3(b)(1)(i)     (  )     Rule 15d-6              ( X)

   Approximate number of holders of record as of the certification or notice date: 1 holder of record, CEDE & CO.
   (89 holders, looking through CEDE & CO., the nominee of the Depository Trust Company and including the participating brokers for which CEDE & CO. holds)

   Pursuant to the requirements of the Securities Exchange Act of 1934 Ray Ellison Mortgage Acceptance Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                    RAY ELLISON MORTGAGE ACCEPTANCE CORP.

DATE:  January 29, 1996

                 BY:   Locksley Simmons
                       ______________________________________
                       Locksley Simmons
                       Vice President and Chief Financial Officer